UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 10, 2016

Dear sirs,

Banco Bradesco S.A. informs its shareholders, clients and the market in general that all matters examined at the Special and Annual Shareholders’ Meetings held cumulatively on this date, at 4 p.m., were approved as follows:

•       in the Special Shareholders’ Meeting:

1)    the ratification on the decision made during the Board of Directors’ Meeting, held on February 3, 2016, in order to cancel the capital stock increase by means of private subscription of shares approved in the Special Shareholders’ Meeting held on December 17, 2015, at the amount of R$3,000,000,000.00, by the issuance of 164,769,488 new book-entry, registered shares, with no par value, of which 82,571,414 are common shares at the unit price of R$19.20 and 82,198,074 are preferred shares at the unit price of R$17.21;

2)    the Board of Directors’ proposal to increase the capital stock in R$8,000,000,000.00, increasing it to R$51,100,000,000.00, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve”, according to the provisions of Article 169 of Law No. 6,404/76, with 10% bonus stock, attributing to the Company’s shareholders, free of charge, 1 new share to each 10 shares of the same type they hold on the record-date, which will be informed to the market after the approval of the respective process by the Central Bank of Brazil;

3)    the amendment to the Article 6 of the Bylaws, in order to reflect the capital stock increase resolved in the previous item.

•       in the Annual Shareholders’ Meeting:

1)    the management accounts and the financial statements related to the fiscal year ended on December 31, 2015, after they have become aware of the Management and the Independent Auditors’ Reports, the Fiscal Council’s Opinion and the Summary of the Audit Committees’ Report;

2)    the Board of Directors’ proposal to allocate the net income of the fiscal year 2015, at the amount of  R$17,189,634,385.47, as follows: R$859,481,719.27 to the “Profit Reserves – Legal Reserve” account; R$10,295,188,976.73 to the “Profit Reserves – Statutory Reserve” account; and R$6,034,963,689.47 for the payment of interest on shareholders’ equity and dividends, paid in advance;

3)    the reelection of the current Members of the Board of Directors, Messrs. Lázaro de Mello Brandão, Luiz Carlos Trabuco Cappi, Ms. Denise Aguiar Alvarez and Messrs. João Aguiar Alvarez, Carlos Alberto Rodrigues Guilherme, Milton Matsumoto, José Alcides Munhoz and Aurélio Conrado Boni;

4)    the election of the Effective Members of the Fiscal Council, Messrs.  Domingos Aparecido Maia, José Maria Soares Nunes, Ariovaldo Pereira, Luiz Carlos de Freitas and João Carlos de Oliveira; and of their respective Alternate Members, Messrs. Nilson Pinhal, Renaud Roberto Teixeira, Jorge Tadeu Pinto de Figueiredo, João Batistela Biazon and Oswaldo de Moura Silveira;

5)    the Board of Directors’ proposal  for the management compensation (fixed and variable), at the annual overall amount of  up to R$320,000,000.00, and the annual amount of up R$180.000.000,00  to support the management’s pension plan, both for the year 2016;

6)    the Board of Directors’ proposal for the Fiscal Council compensation, at the monthly amount  of R$18,000.00, to each Fiscal Council’s effective member, for the year 2016.

Based on the resolution decided in the meeting itself,  on this day, the Bank’s Board of Directors, right after the Annual Shareholders’ Meeting in which it was elected, has chosen to hold the position of Chairman Mr. Lázaro de Mello Brandão and, to the position of Vice-Chairman, Mr. Luiz Carlos Trabuco Cappi.

Sincerely,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 10, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.